UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC   20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. ______ )*


                               SEAL FLEET, INC.
               _________________________________________________
                               (Name of Issuer)

                 CLASS A COMMON STOCK and CLASS B COMMON STOCK
              ___________________________________________________
                        (Title of Class of Securities)

                                   812068104
                            _______________________
                                (CUSIP Number)

      JAMES S. GOODNER, PO BOX 1168, GALVESTON TEXAS 77553, 409-763-8878
    _______________________________________________________________________
       (Name, address & telephone number of person authorized to receive notices and communications)

                                August 14, 1996
          __________________________________________________________
            (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [x].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13-D

CUSIP NO.  812068104                         Page 2 of 6


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Magnum Corporation
     65-0664262

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:    WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
     [ ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     315,378 shares Class A
      50,000 shares Class B

8.   SHARED VOTING POWER

9.   SOLE DISPOSITIVE POWER
     315,378 shares Class A
      50,000 shares Class B

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     315,378 shares Class A
      50,000 shares Class B

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES          [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.9% Class A
     100%  Class B

14.  TYPE OF REPORTING PERSON*
     CO

                                 SCHEDULE 13-D

CUSIP NO. 812068104                          Page 3 of 6

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the Class A Common Stock and Class B Common Stock, par value $.10 per share of Seal Fleet, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 3305 Avenue S, Galveston, Texas 77553.


ITEM 2.   IDENTITY AND BACKGROUND.

This Schedule 13-D is filed on behalf of First Magnum Corporation. First Magnum Corporation is wholly owned by Thomas M. Ferguson.

Name of Corporation:     First Magnum Corporation
State of Incorporation:  Florida
Principal Business:      Holding Company
Business Address:        125 Worth Avenue, Suite 318
                         Palm Beach, FL  33480

During the last five years, First Magnum Corporation was not convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, First Magnum Corporation was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares of Seal Fleet, Inc. Class A Common stock and Class B Common stock were purchased with funds of First Magnum Corporation. 50,000 shares of Class B Common stock were purchased from Hvide Marine Incorporated for a nominal cost. 37,600 shares of Class A Common stock were purchased from Hvide Marine Incorporated for a nominal cost.
277,778 shares of Class A Common stock were purchased from Seal Fleet, Inc. shares held in treasury at the prevailing market prices as published on the National Daily Quotation Service ("Pink Sheets") during the 60-day period of February 1 through March 29, 1996. The total amount paid for 277,778 shares of Class A Common stock was $100,000.


ITEM 4.   PURPOSE OF TRANSACTION.

The shares of common stock referred to herein have been acquired for investment purposes. The undersigned may acquire additional shares of beneficial interest of the Issuer, or may dispose of shares of the Issuer, based upon his investment decision.

The undersigned has no plans or proposals at the present time which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.


ITEM 5.   Interest in Securities of the Issuer.

(a) The undersigned hereby reports beneficial ownership in the manner described below of 315,378 shares of Class A Common stock and 50,000 shares of Class B Common stock of the Issuer.

                                                       Percent of
                                   Number of Shares    Outstanding
     Shares held in name of        and Class           Security
     ----------------------        ----------------    -----------
     First Magnum Corporation      315,378 shares          13.9%*
                                   Class A

     First Magnum Corporation      50,000 shares          100.0%
                                   Class B

*Outstanding Class A Common shares of Seal Fleet, Inc. assumed to be 2,262,351 shares.

(b) First Magnum Corporation has sole voting power and sole dispositive power over the number of shares enumerated in paragraph (a).

(c)

                                         Price/share
                                         (in dollars-
                           Number of     commissions    Transactions
Purchaser      Date        shares/class  not included)  made through
-------------  ---------  --------------  -------------  -------------
First Magnum
Corporation    8/14/96     37,600/Class A    $.00         private
               8/14/96     50,000/Class B    $.00         private
               8/19/96    277,778/Class A    $.36         private

(d)  Not applicable.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

                                  SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.


Date: October 7, 1996              FIRST MAGNUM CORPORATION

                                   By: /s/Thomas M. Ferguson
                                       President